UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1)

or 13(e)(1) of the Securities Exchange Act of 1934

SHORETEL, INC.

(Name of Subject Company (Issuer))

SHELBY ACQUISITION CORPORATION

(Offeror)

a wholly-owned subsidiary of

MITEL US HOLDINGS, INC.

(Parent)

a wholly-owned subsidiary of

MITEL NETWORKS CORPORATION (Mitel)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

825211105

(CUSIP Number of Class of Securities)

Gregory Hiscock

Mitel Networks Corporation

350 Legget Drive,

Ottawa, Ontario

Canada

(613) 592-2122

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Adam M. Givertz

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

(212) 373- 3224

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$562,143,442.50	$65,152.42

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 69,034,351 shares of common stock, par value $0.001 per share (the “Shares”), of ShoreTel, Inc. (“ShoreTel”), a Delaware corporation, outstanding multiplied by the offer price of $7.50 per share; (ii) 1,682,716 Shares reserved for issuance upon the settlement of ShoreTel restricted stock unit awards (“RSUs”) that have vested or are anticipated to vest prior to the completion of the transaction multiplied by the offer price of $7.50 per Share; and (iii) 4,235,392 Shares issuable pursuant to options (“Options”) that have vested or are anticipated to vest prior to the completion of the transaction with an exercise price less than the offer price of $7.50 per Share, multiplied by the offer price of $7.50 per share. The foregoing share figures have been provided by ShoreTel to the Offeror and are as of August 15, 2017, the most recent practicable date.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory Rate #1 for fiscal year 2017, issued August 31, 2016, is calculated by multiplying the Transaction Valuation by 0.0001159.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is being filed by Mitel Networks Corporation (“Mitel”), a Canadian corporation, and relates to the tender offer by Shelby Acquisition Corporation (the “Offeror”), a Delaware corporation and a wholly-owned subsidiary of Mitel US Holdings, Inc. (“Parent”), a Delaware corporation and a wholly-owned subsidiary of Mitel. This Schedule TO relates to the offer by the Offeror to purchase all of the issued and outstanding Shares at a purchase price of $7.50 per Share (the “Offer Price”), net to the seller in cash, net of applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 17, 2017 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement described below, collectively constitute the “Offer”), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. All the information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Schedule TO. The Agreement and Plan of Merger, dated as of July 26, 2017, by and among Parent, the Offeror, ShoreTel and, solely with respect to the matters set forth in Section 1.1(i), Section 5.8, Section 5.10, Section 8.15(a) and Section 8.17 thereof, Mitel, a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Item 1. Summary Term Sheet.

The information set forth in the section entitled “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	The name of the subject company and the issuer of the securities to which this Schedule TO relates is ShoreTel, Inc., a Delaware corporation. ShoreTel’s principal executive offices are located at 960 Stewart Drive, Sunnyvale, CA 94085. ShoreTel’s telephone number is 1 (844) 746-7383.

(b)	This Schedule TO relates to the outstanding Shares. ShoreTel has advised Offeror, Parent and Mitel that, as of August 15, 2017 (the most recent practicable date) 69,034,351 Shares were issued and outstanding.

(c)	The information set forth in Section 6 (entitled “Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)—(c) This Schedule TO is filed by Offeror, Parent and Mitel. The information set forth in Section 9 (entitled “Certain Information Concerning the Offeror, Parent and Mitel”) of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)(1)(i)—(viii), (xii), (a)(2)(i)—(iv), (vii) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 1—“Terms of the Offer”

•	Section 2—“Acceptance for Payment and Payment for Shares”

•	Section 3—“Procedures for Tendering Shares”

•	Section 4—“Withdrawal Rights”

•	Section 5—“Certain U.S. Federal Income Tax Consequences”

•	Section 11—“Purpose of the Offer and Plans for ShoreTel; Transaction Document”

•	Section 12—“Sources and Amount of Funds”

•	Section 13—“Conditions of the Offer”

•	Section 15—“Certain Legal Matters; Regulatory Approvals”

•	Section 16—“Appraisal Rights”

•	Section 18—“Miscellaneous”

•	(a)(1)(ix)—(xi), (a)(2)(v)—(vi) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 9—“Certain Information Concerning the Offeror, Parent and Mitel”

•	Section 10—“Background of the Offer; Contacts with ShoreTel”

•	Section 11—“Purpose of the Offer and Plans for ShoreTel; Transaction Documents”

•	Schedule A

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (c)(1)-(7) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 7—“Certain Effects of the Offer”

•	Section 10—“Background of the Offer; Contacts with ShoreTel”

•	Section 11—“Purpose of the Offer and Plans for ShoreTel; Transaction Documents”

•	Schedule A

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b) and (d) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 12—“Source and Amount of Funds”

Item 8. Interest in Securities of the Subject Company.

(a)	The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 9—“Certain Information Concerning the Offeror, Parent and Mitel”

•	Schedule A

(b)	The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

Section 9—“Certain Information Concerning the Offeror, Parent and Mitel”

Schedule A

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)	The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 3—“Procedures for Tendering Shares”

•	Section 10—“Background of the Offer; Contacts with ShoreTel”

•	Section 17—“Fees and Expenses”

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

(a)(1) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 9—“Certain Information Concerning the Offeror, Parent and Mitel”

•	Section 10—“Background of the Offer; Contacts with ShoreTel”

•	Section 11—“Purpose of the Offer and Plans for ShoreTel; Transaction Documents”

(a)(2) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 11—“Purpose of the Offer and Plans for ShoreTel; Transaction Documents”

•	Section 13—“Conditions of the Offer”

•	Section 15—“Certain Legal Matters; Regulatory Approvals”

(a)(3) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 13—“Conditions of the Offer”

•	Section 15—“Certain Legal Matters; Regulatory Approvals”

(a)(4) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 7—“Certain Effects of the Offer”

(a)(5) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 15—“Certain Legal Matters; Regulatory Approvals”

(c)	The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference

Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase, dated August 17, 2017.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Text of Summary Advertisement, as published in The New York Times on August 17, 2017.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release, dated July 27, 2017 (incorporated by reference to Exhibit 99.1 to Mitel’s Current Report on Form 8-K, filed on July 28, 2017).

(b)(1)	Debt Commitment Letter, dated as of July 26, 2017, by and among Mitel, Parent, Bank of Montreal, N.A., BMO Capital Markets Corp., Citizens Bank, N.A., HSBC Bank Canada and Canadian Imperial Bank of Commerce. (incorporated by reference to Exhibit 10.2 to Mitel’s Current Report on Form 8-K, filed on July 28, 2017).

(b)(2)	Credit Agreement, dated March 9, 2017, among Mitel and Parent as the borrowers, the lenders named therein, Citizens Bank, N.A., as the administrative agent, swingline lender and issuing lender, Citizens Bank, N.A., BMO Capital Markets, Canadian Imperial Bank of Commerce and HSBC Bank Canada, as joint lead arrangers and joint bookrunners, Bank of Montreal, Canadian Imperial Bank of Commerce and HSBC Bank Canada as co-syndication agents, Bank of America, N.A., Export Development Canada and KeyBank National Association as co-documentation agents (incorporated by reference to Exhibit 10.1 to Mitel’s Current Report on Form 8-K, filed on March 15, 2017).

(d)(1)	Agreement and Plan of Merger, dated as of July 26, 2017, by and among Parent, Offeror, ShoreTel and, solely with respect to the matters set forth in Section 1.1(i), Section 5.8, Section 5.10, Section 8.15(a) and Section 8.17 thereof, Mitel (incorporated by reference to Exhibit 2.1 to Mitel’s Current Report on Form 8-K, filed on July 28, 2017).

(d)(2)	Form of Tender Support Agreement, dated as of July 26, 2017, by and among Parent, the Offeror and each of the persons set forth on Schedule A thereto (incorporated by reference to Exhibit 10.1 to Mitel’s Current Report on Form 8-K, filed on July 28, 2017).

(d)(3)	Confidentiality Agreement, dated as of June 16, 2017, by and between Mitel and ShoreTel.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SHELBY ACQUISITION CORPORATION
By:	/s/ Steven Spooner
Name: Steven Spooner
Title: President

MITEL US HOLDINGS, INC.

By:	/s/ Steven Spooner
Name: Steven Spooner
Title: Chairman and President

MITEL NETWORKS CORPORATION

By:	/s/ Steven Spooner
Name: Steven Spooner
Title: Chief Financial Officer

Dated: August 17, 2017

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated August 17, 2017.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Text of Summary Advertisement, as published in The New York Times on August 17, 2017.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release, dated July 27, 2017 (incorporated by reference to Exhibit 99.1 to Mitel’s Current Report on Form 8-K, filed on July 28, 2017).

(b)(1)	Debt Commitment Letter, dated as of July 26, 2017, by and among Mitel, Parent, Bank of Montreal, N.A., BMO Capital Markets Corp., Citizens Bank, N.A., HSBC Bank Canada and Canadian Imperial Bank of Commerce. (incorporated by reference to Exhibit 10.2 to Mitel’s Current Report on Form 8-K, filed on July 28, 2017).

(b)(2)	Credit Agreement, dated March 9, 2017, among Mitel and Parent as the borrowers, the lenders named therein, Citizens Bank, N.A., as the administrative agent, swingline lender and issuing lender, Citizens Bank, N.A., BMO Capital Markets, Canadian Imperial Bank of Commerce and HSBC Bank Canada, as joint lead arrangers and joint bookrunners, Bank of Montreal, Canadian Imperial Bank of Commerce and HSBC Bank Canada as co-syndication agents, Bank of America, N.A., Export Development Canada and KeyBank National Association as co-documentation agents (incorporated by reference to Exhibit 10.1 to Mitel’s Current Report on Form 8-K, filed on March 15, 2017).

(d)(1)	Agreement and Plan of Merger, dated as of July 26, 2017, by and among Parent, Offeror, ShoreTel and, solely with respect to the matters set forth in Section 1.1(i), Section 5.8, Section 5.10, Section 8.15(a) and Section 8.17 thereof, Mitel (incorporated by reference to Exhibit 2.1 to Mitel’s Current Report on Form 8-K, filed on July 28, 2017).

(d)(2)	Form of Tender Support Agreement, dated as of July 26, 2017, by and among Parent, the Offeror and each of the persons set forth on Schedule A thereto (incorporated by reference to Exhibit 10.1 to Mitel’s Current Report on Form 8-K, filed on July 28, 2017).

(d)(3)	Confidentiality Agreement, dated as of June 16, 2017, by and between Mitel and ShoreTel.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith